UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report
KEURIG DR PEPPER INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33829	98-0517725
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
53 South Avenue
Burlington, Massachusetts 01803
(781) 418-7000
(Address of registrant’s principal executive office) (Zip Code)

James L. Baldwin, Jr.
Chief Legal Officer and General Counsel
53 South Avenue
Burlington, Massachusetts 01803
(781) 418-7000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Keurig Dr Pepper Inc.’s ("KDP's") Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at https://www.keurigdrpepper.com/en/our-company/ethics-and-compliance and http://investors.keurigdrpepper.com/sec-filings.*

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019.

_____________________________

* The reference to KDP’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor the Conflicts Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEURIG DR PEPPER INC.

By:	/s/ James L. Baldwin	May 26, 2020
	James L. Baldwin	(Date)
Chief Legal Officer, Corporate General Counsel and Secretary